Givaudan

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 31 October 2005
RG/rmj6552
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding in own shares (potentially 9.84% of voting rights)	31 October 2005	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosure mentioned

File No. 1263-2B-82-5087



"ANDRE FILLIEZ, GIVAUDAN S.A." <afilliez@bloomberg.net>
Sent by: afilliez@bloomberg.net

31.10.2005 10:46

To roberto.garavagno@givaudan.com
cc
bcc
Subject (BN) *GIVAUDAN HOLDS SHARES, OPTIONS REPRESENTING 9.84% OF

*GIVAUDAN HOLDS SHARES, OPTIONS REPRESENTING 9.84% OF VOTES
2005-10-31 04:43 (New York)

STORY TO FOLLOW.

--CHRISTIAN BAUMGAERTEL
-0- Oct/31/2005 09:43 GMT

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on 27 October 2005, it held 302'416 own registered shares (carrying 4.09% of voting rights), 272'426 put options on own stock (short position, carrying potentially 3.68% of voting rights) and 153'358 call options on own stock (long position carrying potentially 2.07% of voting rights). Total holding carries potentially 9.84% of voting rights.